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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33713

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beacon Federal Retirement Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beacon Federal Bancorp, Inc.
6611 Manlius Center Road
East Syracuse, New York 13057

BEACON FEDERAL RETIREMENT
SAVINGS PLAN
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE
*     *     *
DECEMBER 31, 2009 AND 2008

TABLE OF CONTENTS

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE
Schedule of Assets (Held at End of Year)	14

[LETTERHEAD OF DANNIBLE & MCKEE, LLP]

Report of Independent Registered Public Accounting Firm

June 23, 2010

To the Plan Sponsor of
Beacon Federal

We have audited the accompanying statements of net assets available for benefits of the Beacon Federal Retirement Savings Plan as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the supplemental schedule as of December 31, 2009, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Beacon Federal Retirement Savings Plan (formerly the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Beacon Federal) as of December 31, 2008, were audited by other auditors whose report dated June 23, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                               /s/ Dannible & McKee, LLP

                               Dannible & McKee, LLP
                               Syracuse, New York

BEACON FEDERAL RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
Assets
Investments, at fair value (Notes 2 and 3)	$5,770,708	$4,512,010

Receivables (Note 1):
Employer contributions	3,895	—

Total assets	5,774,603	4,512,010

Net assets available for benefits at fair value	5,774,603	4,512,010

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Notes 2 and 7)	8,511	—

Net assets available for benefits	$5,783,114	$4,512,010

See accompanying notes to financial statements

BEACON FEDERAL RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2009	2008

Additions to net assets attributed to:
Investment income (Notes 2 and 3):
Net appreciation in fair value of investments	$1,017,614	$—
Dividends from Beacon Federal stock	57,706	—

Total investment income	1,075,320	—

Contributions (Note 1):
Participant	432,354	436,062
Employer	184,382	178,628
Rollover	1,084	—

Total contributions	617,820	614,690

Total additions	1,693,140	614,960

Deductions from net assets attributed to:
Net depreciation in fair value of investments	—	1,386,739
Benefits paid to participants (Notes 1 and 2)	419,425	637,893
Administrative expenses (Note 2)	2,611	—

Total deductions	422,036	2,024,632

Net increase (decrease)	1,271,104	(1,409,942)

Net assets available for benefits, beginning of year	4,512,010	5,921,952

Net assets available for benefits, end of year	$5,783,114	$4,512,010

See accompanying notes to financial statements

BEACON FEDERAL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of plan

The following description of the Savings Banks Employees Retirement Association 401(k) Plan (the “Plan”) (SBERA) as adopted by Beacon Federal (the “Bank”) renamed the Beacon Federal Retirement Savings Plan, provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all employees of the Bank.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  To become eligible for participation, an employee must be at least age eighteen and have completed one month of service.

During 2008, the Plan was part of the SBERA Common/Collective Trust (the “Trust”).  Under the trust agreement, the Plan owned a portion of the net assets of the Trust.  Within the Trust, each plan’s assets were jointly invested and the return on the assets was allocated to each plan based on the percentage of ownership each plan had in the Trust’s net assets.  Contributions made to and benefits paid from the Trust for the Plan resulted in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust.

Effective January 1, 2009, the Bank discontinued the administrative agreement with Northeast Retirement Services (NRS); a SBERA affiliated company, and entered into a new administrative agreement with Benefit Plan Administrative Services, LLC d/b/a Benefit Plans Administrators (BPA).

Effective January 30, 2009, the Bank also discontinued the trust agreement with SBERA and entered into a new trust agreement with Community Bank, N.A. (CBNA), a BPA affiliated company.  On April 1, 2009, CBNA assigned custodial and trustee services to Hand Benefits & Trust (HBT), also a BPA affiliated company.

Contributions - Each year, participants may contribute up to 75% of their eligible compensation, not to exceed certain limits established under the Internal Revenue Code.

The Bank matches an amount equal to 60% of the participant’s elective deferral up to a maximum of 6% of a participant’s compensation.  In addition, the Bank may elect to make a discretionary profit sharing contribution to the Plan at an amount determined by the Board of Directors, but the amount contributed cannot exceed the maximum amounts allowable under the provisions of the Internal Revenue Code.

Vesting - Participants are immediately vested in their elective salary deferral contributions plus actual earnings thereon.  Vesting in the remainder of their account is based on years of credited service.  A participant is 100% vested for any discretionary profit sharing and matching contributions after five years of credited service.

At December 31, 2009 and 2008, forfeited non-vested accounts totaled $32,170 and $11,879, respectively.  These accounts are allocated to all participants eligible to share in the allocations in the same proportion that each participants’ compensation for the year bears to the compensation of all other participants’ for such year.  For the year ended December 31, 2009, $19,652 of forfeitures were allocated as an additional match.  For the year ended December 31, 2008, $11,132 of forfeitures were used to reduce employer contributions.

Participant accounts - Each participant’s account is credited with the participant’s contribution and an allocation of the Bank’s contribution and plan earnings.  Allocations are based on participant’s compensation or account balances, as defined in the Plan.  The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

Participant notes receivable - The Plan does not allow participants to borrow against their account balances.

Investment options - Participants direct the investment of their contributions and bank matching contributions into various investment options offered by the Plan.  Participants may change their choice of investments or transfer their account balances from one fund to another at any time during the year.  The Plan currently offers twenty-six investment options to participants, which are made up mostly of mutual funds, but also offers a guaranteed investment fund and employer stock.

Payment of benefits - Upon termination of service due to death, disability or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account or installment payments over any period that does not exceed the life expectancy of the beneficiary.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship withdrawals - Participants may apply for a hardship withdrawal to assist in the payment of several types of personal hardships as defined by the plan agreement.  Any hardship distribution is limited to the amount necessary to meet the financial need.  The plan administrator must approve hardship withdrawals.  Such withdrawals will suspend the participant’s right to make elective salary deferrals to the Plan for one year.

Plan termination - Although the Bank has not expressed any intent to do so, it has the right, under the plan agreement, to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, all participants will become 100% vested in their account balances.

Note 2 - Summary of accounting policies

Method of accounting - The Plan maintains its accounting records and financial statements on the accrual method of accounting.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates.

Valuation of investments - Investments are stated at aggregate fair value, except for the SEI Stable Asset GIC Fund, which is stated at contract value.  Securities that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end (see Note 7).

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses as well as unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on the trade date.  Gains or losses on sales of securities are based on average cost.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The SEI Stable Asset GIC Fund is a fully benefit responsive investment as defined by the Financial Accounting Standards Board (FASB).  The guidance states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required, the accompanying statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The accompanying statements of changes in net assets available for benefits is prepared on a contract value basis.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  The contracts generally provide that withdrawals associated with certain events, which are not in the ordinary course of fund operations and are determined by the issuer to have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts.  Wrap agreements permit the Trust’s investment manager or issuer to terminate upon notice at market value and provide for automatic termination of the wrap contract if the book value or the market value of the contract equals zero.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.  For the year ended December 31, 2009, the average yields utilized were 3.69% and the crediting interest rates to the fund were 1.40%.

Risks and uncertainties - The participants invest the Plan’s assets in any combination of investment options.  Investment options are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Administrative costs - Costs of managing the investments and maintaining participant accounts are paid directly out of the Plan’s assets.  Other administrative costs, including legal and accounting costs, are paid by the Company.

Payment of benefits - Benefits are recorded when paid.

Economic dependency and concentration of credit risk - At December 31, 2009 and 2008, approximately 46% and 53%, respectively, of the Plan’s investments are invested in Company stock.  Accordingly, the Plan is dependent upon the financial condition of the Company.

Subsequent events - Management has evaluated subsequent events through June 23, 2010, the date that the financial statements were available for issue.  There have been no subsequent events that would require disclosure or adjustment to the financial statements, except as discussed in Note 8.

Note 3 - Investments

The fair value of individual investments, including investments which represent 5% or more of net assets available for benefits as of December 31, 2009 and 2008 ($289,156 and $225,601, respectively), are as follows:

	December 31,
	2009	2008

Investments, at fair value:-

Common collective trust funds:
Savings Banks Employees Retirement Association	$—	$4,512,010

Guaranteed investment contract:
SEI Stable Asset GIC	175,292	—

Common stock:
Beacon Federal Bancorp Stock	2,641,959	—

Registered investment companies (i.e. mutual funds):
Janus Overseas R Fund	536,258	—
Fidelity Contrafund	376,091	—
Blackrock Equity Dividend	370,086	—
Keeley Small Cap Value Fund	357,371	—
M&N Target 2040 K Fund	314,443	—
PIMCO All Asset Fund A	263,484	—
M&N Target 2030 K Fund	190,932	—
Fidelity U.S. Bond Index	148,707	—
Janus Contrarian Fund	108,576	—
M&N Target 2020 K Fund	96,538	—
M&N Target 2010 K Fund	66,875	—
Vanguard 500 Index Signal	58,094	—
M&N Target 2050 K Fund	28,858	—
Oppenheim Developing Markets A Fund	27,666	—
American Funds Growth Fund	2,303	—
M&N Target Income K Fund	2,262	—
Harbor International Fund	1,757	—
Vanguard Healthcare Fund	1,328	—
Vanguard Energy Fund	1,322	—
Principal High Yield Fund	262	—
Calamos Convertible Fund	154	—
Ivy Science & Technology Fund	45	—
Fidelity Advisors Leveraged Co. Stock	23	—
Evergreen Utility & Telecom Fund	22	—

	2,953,457	—

Total investments at fair value	$5,770,708	$4,512,010

The Plan’s investments appreciated (depreciated) in value as follows:

	Year ended December 31,
	2009	2008
Investment income:
Net appreciation (depreciation) in investments	$1,017,614	$(1,386,739)
Dividends on Beacon Federal stock	57,706	—

	$1,075,320	$(1,386,739)

At December 31, 2008, the Plan owned approximately .65% of the fair value of the Common Collective Trust’s net assets.  The unaudited financial statements of the Trust as a whole at December 31, 2008, are as follows:

Assets:
Investments:
Collective Funds:
Fixed income	$111,310,759
Equity	160,139,277
Diversified	40,474,903
Short-term investments	78,212,698
390,137,637

Equity securities	181,401,355
Mutual funds	57,686,488
Hedge funds	27,038,581
Certificates of deposit	6,119,294
Loans to 401(k) plan participants	11,011,870
673,395,225

Cash	24,083,832
Other assets	1,532,337
699,011,394

Liabilities:
Accrued operating and other expenses	950,163

Net assets available for benefits	$698,061,231

Trust investment loss for the year ended December 31, 2008, was comprised of:

Investment income (loss):
Net realized losses on investments	$(14,852,509)
Interest and dividends	7,959,772
Unrealized depreciation of investments	(201,914,709)

Total investment loss	(208,807,446)

Administrative expenses	2,853,590

Total trust net investment loss	$(211,661,036)

Note 4 - Related party transactions

The assets of the Plan are administered by Benefit Plans Administrative Services, LLC d/b/a Benefit Plans Administrators (BPA).  The Company paid BPA approximately $1,000 for recordkeeping, trustee and other services in 2009.

The Plan held 281,060 and 289,096 shares of the plan sponsor’s common stock at December 31, 2009 and 2008, respectively.  The cost of these shares at December 31, 2009  and 2008, was $2,262,802 and $3,068,551, respectively, and their fair value at December 31, 2009 and 2008, is $2,641,959 and $2,410,036, respectively.

Dividends received on the investment in Beacon Federal common stock amounted to $57,706 for the year ended December 31, 2009 and 2008, respectively.  The Plan sold 43,690 shares of Beacon Federal common stock during 2009 and purchased 35,654 shares of Beacon Federal common stock during 2009.

During 2008, NRS provided consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for SBERA.  The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share.  In 2008, the rate for the 401(k) plan was $679.50 per employer member per quarter, plus $21.50 per active participant per quarter, plus an additional .0125% basis assessment on assets.

Note 5 - Tax status of plan

The Plan is a Prototype Plan, which was approved by the Internal Revenue Service on February 14, 2002.  The Plan has been amended since receiving the determination letter.  However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In June 2006, FASB issued authoritative guidance regarding accounting for uncertainty in income taxes, which became effective for fiscal years beginning after December 15, 2008.  As discussed above, the Plan is a tax-exempt entity.  The Plan has reviewed its operations for uncertain tax positions and believes there are no significant exposures.  The Plan will include interest on income tax liabilities in interest expense and penalties in operations if such amounts arise.  The Plan is no longer subject to Federal or New York State examinations by tax authorities for the closed tax years before 2006.

Note 6 - Assets allocated to withdrawn participants

The statements of net assets available for benefits at December 31, 2009 and 2008, includes $683,244 and $554,108, respectively, allocated to participants who were no longer employees of the Bank.

Note 7 - Fair value measurements

Guidance issued by the FASB establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered Investment Companies, i.e. Mutual Funds - Valued at the closing price reported on the active market on which the individual security is traded (Level 1).

Guaranteed Investment Contract - The Trust primarily invests in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products (separate account contracts, synthetic GICs and collective investment trusts) with similar characteristics.  The value of each unit is determined at the close of each business day by adding the value of all the Trust’s assets, subtracting all accrued expenses and liabilities and dividing by the number of units outstanding.  As certain asset-backed and mortgage-backed securities and corporate bonds were valued using unobservable inputs and the fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement, the whole Trust is considered to have been valued using unobservable inputs (Level 3).

Savings Banks Employees Retirement Association Common/Collective Trust - The Plan's interest in the common trust fund (the Savings Banks Employees Retirement Association Common/Collective Trust) is based upon the fair value of the common trust's underlying investments as based on information reported by the investment advisor using the unaudited financial statements of the common trust at year end.  The Trust reports bonds and other obligations, short-term investments and equity securities at fair values based on published quotations.  Collective funds and hedge funds (Funds) are valued in accordance with valuations provided by such Funds, which generally value marketable securities at the last reported sales price on the valuation date and other investments at fair value, as determined by each Fund's manager.  Certificates of deposit are valued at amortized cost, which approximates fair value (Level 3).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Registered investment companies	$5,595,416			$5,595,416
Guaranteed investment contract	—	—	175,292	175,292

	$5,595,416	$—	$175,292	$5,770,708

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Common/collective trusts	$—	$—	$4,512,010	$4,512,010

The categorization of the Plan’s investments in the guaranteed investment contract and common/collective trust as a Level 3 investment does not reflect the fact that many of the underlying investments held by the guaranteed investment contract and common/collective trust in which the Plan invests, if owned directly by the Plan, would be classified as Level 1 investments.

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31:

	2009	2008

Balance, beginning of year	$4,512,010	$5,921,952

Net investment gain (loss)	1,048	(1,386,739)
Purchases	12,330	614,690
Sales	(1,912)	(637,893)
Net transfers out of Level 3	(4,348,184)	—

Balance, end of year	$175,292	$4,512,010

Note 8 - Subsequent event

Effective April 8, 2010, the Plan was officially restated as the Beacon Federal Retirement Savings Plan with provisions essentially the same as those under the prior prototype plan.

SUPPLEMENTAL SCHEDULE

BEACON FEDERAL RETIREMENT SAVINGS PLAN

EIN #16-1509447

PLAN #001

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Required Disclosure of Schedule H; Line 4i on Form 5500)

DECEMBER 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value
				Current value
			Cost

	American Funds	Growth Fund of America Fund, 84.9378 shares	$—	$2,303
*	Beacon Federal Bancorp	Common Stock, 281,059.5123 shares	—	2,641,959
	BlackRock	BlackRock Equity Dividend Fund, 23,393.5713 shares	—	370,086
	Calamos	Calamos Convertible Fund, 8.1882 shares	—	154
	Evergreen	Evergreen Utility & Telecom Fund, 1.9023 shares	—	22
	Fidelity Investments	Fidelity Advisor Leveraged Co. Stock Fund, .8322 shares	—	23
	Fidelity Investments	Fidelity Contrafund, 6,453.1678 shares	—	376,091
	Fidelity Investments	Fidelity U.S. Bond Index Fund, 13,445.4574 shares	—	148,707
	Harbor	Harbor International Fund, 32.0302 shares	—	1,757
	Ivy Funds	Ivy Science & Technology Fund, 1.5717 shares	—	45
	Janus	Janus Contrarian Fund, 8,231.7180 shares	—	108,576
	Janus	Janus Overseas Fund, 12,632.7076 shares	—	536,258
	Keeley	Keeley Small Cap Value Fund, 18,030.8193 shares	—	357,371
	Manning & Napier	Manning & Napier Target 2010 Fund, 6,816.9744 shares	—	66,875
	Manning & Napier	Manning & Napier Target 2020 Fund, 10,183.2913 shares	—	96,538
	Manning & Napier	Manning & Napier Target 2030 Fund, 20,420.5056 shares	—	190,932
	Manning & Napier	Manning & Napier Target 2040 Fund, 33,134.1184 shares	—	314,443
	Manning & Napier	Manning & Napier Target 2050 Fund, 3,034.4872 shares	—	28,858
	Manning & Napier	Manning & Napier Target Income Fund, 223.2661 shares	—	2,262
	Oppenheimer Funds	Oppenheimer Developing Markets Fund, 961.9620 shares	—	27,666
	PIMCO Funds	PIMCO All Asset Fund, 23,072.1643 shares	—	263,484
	Principal Funds	Principal High Yield Fund, 33.7521 shares	—	262
	SEI	SEI Stable Asset Fund, 183,802.74 shares	—	175,292	**
	Vanguard	Vanguard 500 Index Fund, 684.9882 shares	—	58,094
	Vanguard	Vanguard Energy Fund, 21.9913 shares	—	1,322
	Vanguard	Vanguard Health Care Fund, 11.0486 shares	—	1,328

			$—	$5,770,708

*	Party-in-interest as defined by ERISA.
**	Investment is stated at fair value. The contract value was $183,803.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Beacon Federal Retirement Savings Plan
Date: June 29, 2010	By: /s/ Kathy Harvey
Name: Kathy Harvey
Title: Vice President & Trust Officer
Hand Benefits & Trust Company, trustee